FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 9, 2002

MATAV-CABLE SYSTEMS MEDIA LTD.
(Translation of Registrant's Name into English)

42 Pinkas Street, North Industrial Area
Netanya 42134, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein as Exhibit A is the Registrant's Press Release dated March 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV-CABLE SYSTEMS MEDIA LTD.
(Registrant)

By: ______________________
Amit Levin
Chief Executive Officer

Dated: April 9, 2002

digital
YOUR GREAT MOMENTS

BUSINESS NEWS

Exhibit A

FOR IMMEDIATE RELEASE

Matav Receives High Speed Internet License –Service Will be Launched Promptly

NETANYA, Israel – March 31, 2002 –Matav-Cable Systems Media Ltd. (Nasdaq: MATV) today announced that it received a license from the ministry of communications to operate its cable network as a telecommunication network for the provision of high speed internet service. Matav submitted an application for this license to the ministry of communications on October 8, 2001. The license granted is effective for a period of 15 years and can be extended for additional periods of 10 years. Matav plans to launch this new service in the upcoming weeks.

Matav CEO, Amit Levin, said today: "Today is a significant day for Matav, for the internet arena and for the Israeli telecommunication market as a whole. This long awaited license marks the beginning of a new era. It will allow Matav to penetrate a market once solely dominated by Bezeq – the Israeli incumbent telecom operator. Matav's network infrastructure is fully equipped to launch this new service following comprehensive and extensive trials that were conducted during the past few years."

"We expect that the initiation of this new service will propel resumed revenue growth and improved bottom line, as it becomes a significant part of our service offering. We believe that it would also better prepare us against threats stemming from potential bundling offerings made by competitors. We expect to receive a license to operate as a broadcasting center soon.

Mr. Levin concluded: "Looking forward, we believe that this marks a significant milestone in our effort to become a major player in the Israeli Information, Communication and Entertainment industry."

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YOUR GREAT MOMENTS

Matav is one of Israel's three cable television providers, serving roughly 25 percent of the population. Matav's investments include 15 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak Ltd., one of the three providers of international long distance telephony calls.

(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to

differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel Matav Cable Systems Tel.+972-9-860-2261